Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607

September 15, 2016

OVERSTOCK.COM, INC.

Overstock.com, Inc. (referred to herein as “us,” “we,” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015.

On September 9, 2016, Markets Media published an article, the full text of which appears below.  The article was not prepared or reviewed by the Company, any of its affiliates or any offering participant prior to publication. None of the Company, its affiliates, or any offering participant made any payment or gave any consideration to in Markets Media in connection with the article.

The statements in the article are not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement.  Statements in the article that are not attributed directly to a Company spokesperson represent the author’s or others’ views and are not endorsed or adopted by the Company or any offering participant.  Statements in the article that are attributed directly to a Company spokesperson were not intended and should not be considered as offering material.  You should consider statements contained in this free writing prospectus, including those in the attached article, only after carefully evaluating all of the information in the Registration Statement, the prospectus included therein, and any applicable prospectus supplement relating to any offering of the Company’s securities, including the risk factors described therein.

The Company notes the following corrections and clarifications to the Markets Media article:

PRO Securities LLC, a registered broker-dealer indirectly owned primarily by the Company, operates an alternative trading system (ATS) registered with the Securities and Exchange Commission (SEC).  T0.com does not operate an ATS.

The ATS operated by PRO Securities LLC does not use technology T0 acquired with its purchase of order-routing firm SpeedRoute.  The purchase of SpeedRoute occurred in January 2016, not in October 2015.

Any offering the Company may make utilizing the ATS operated by PRO Securities LLC will not utilize any proprietary blockchain architecture the Company developed in conjunction with PeerNova.

Statements in the article about what the Company or any of its subsidiaries will or may do are all subject to and qualified by any description of any such matters the Company may provide in a final prospectus, including a prospectus supplement, and the Company disavows any such statements to the extent they are inconsistent with the information in the Registration Statement, the information in any of the Company’s filings under the Securities Exchange Act of 1934, as amended, or the information in any prospectus supplement the Company may file with the SEC relating to the Registration Statement.  Any offer the Company may ultimately make will be made only by a final prospectus, including a prospectus supplement.

Full Text of the Markets Media Article

Coming Soon: A Blockchain ATS

Closely watched project will shed light on the potential of distributed ledger technology.

By Rob Daly, Editor at Large · September 9, 2016

Online retailer Overstock.com expects trading to begin on its blockchain-based alternative trading system before the end of the year, according to company officials.

The ATS will be operated by Overstock.com subsidiary T0 as part of the company’s Medici Project, and it will only handle trades in the company stock, at least at first. So while it’s not an immediate competitive threat to the existing field of 13 U.S. stock exchanges plus several dozen ATSs, the initiative will be closely watched as a gauge of the potential of distributed-ledger technology in capital markets.

The ATS will write completed trades to its blockchain instead of routing them to the National Securities Clearing Corp., a subsidiary of Depository Trust & Clearing Corp., for clearing.

Overstock.com plans to prime the liquidity on the ATS through a new issue of corporate shares to existing shareholders the day before trading commences on the new trading venue.

“The shareholders then have the option of buying the shares in the traditional manner or using the blockchain-based system,” said Judd Bagley, whose titles are chief evangelist at T0 and director of communications at Overstock.com. “We are working very diligently to get this squared away.”

Bagley believes the initial liquidity on the ATS will come from retail orders entered on behalf of cyber-currency enthusiasts. The company hasn’t determined the size of the stock issuance.

Overstock.com has a history of supporting bitcoin and was the first retailer to accept online purchases in the cyber-currency, beginning in January 2014.

“The hardcore bitcoin adherents showed up and really worked hard to evangelize what we were doing and to get others to purchase on Overstock.com as a way of expressing gratitude,” he explained. “We expect that the first round of participants in this issuance in the secondary market will be those kinds of folks.”

However, he acknowledges that the ATS will need institutional liquidity to provide an efficient market in the long term and that T0 has built the platform to handle institutional traffic.

Industry watchers see T0’s project as a positive step for the emerging technology.

“These are the things that the industry will need to start doing if we are ever to get blockchain to scale,” said Richard Johnson, vice president of market structure and technology at Greenwich Associates.

Yet Johnson is cautious regarding the project’s long-term viability as a trading venue.

“As more companies issue stock on the blockchain, perhaps using T0, it could become a viable market,” he added. “Now it is just a proof of concept as far as I can see to test things out.”

T0 officials plan to formally announce its partnership with a broker-dealer on Sept. 12. “For those who want to trade on the ATS, they will have to create an account with the broker-dealer,” said Bagley, who declined to name the brokerage firm.

Investors will be able to select from multiple “very vanilla” order types, which are still in development, he added. T0 may use a so-called maker-taker rebate model to encourage liquidity, but officials have not made a final decision.

The new trading venue is a mix of internally developed technology and the technology T0 acquired with its purchase of order-routing firm SpeedRoute in October 2015. T0 built its matching engine internally as well as the necessary interfaces to the rest of the U.S. equity marketplace.

The company, in conjunction with Bay-area consultancy PeerNova, also developed a proprietary blockchain architecture for the ATS instead of using Bitcoin, Ethereum, or Ripple.

Unlike typical non-permissioned cyber-currency blockchains, T0 will own the computer hashing power that verifies and validates each trade before it writes each trade to the blockchain.

“We own that,” said Bagley. “However, anybody who wants will be able to download the software, run it, and verify the validity of the trades in real time independently.”

T0 defines real time as taking up to 10 minutes to write each transaction to the blockchain depending on where it falls in the queue. “That’s like a Rocky Mountains speed bump” compared with the 350-microsecond processing delay of IEX, the newest U.S. exchange.

T0 also will encrypt the intent of each order on the ATS to make it more difficult for anyone trying to get ahead of traders, he added.

Greenwich’s Johnson agrees that a blockchain-based architecture might prove to be unfriendly to high-frequency trading strategies.

“No matter how fast blockchain’s settlement time becomes, its distributed nature results in higher latency than current trading systems, so that might not be the best environment for HFT firms.”

Overstock.com, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement for any securities offered pursuant to the registration statement, and other documents that Overstock.com, Inc. has filed with the SEC for more complete information about Overstock.com, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Overstock.com, Inc. will arrange to send you the prospectus if you request it by calling 1-801-947-5409.